Richard A. Krantz

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

March 14, 2005

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Amendment No. 1
Registration Statement on Form S-1
FuelCell Energy, Inc.
File No. 333-122241

Ladies and Gentlemen:

FuelCell Energy, Inc. (the “Company”) has today filed Amendment No. 1 to the above-captioned Registration Statement.

In response to the comments raised in your letter of February 18, 2005, we make the following observations.

1.    The Company will not request acceleration until such time as it is prepared to request acceleration of its other pending Registration Statement on Form S-1 (No. 333-122216).

2.    We have made the requested revision.

3.    We have made the requested revision.

The only other changes that have been made are conforming and updating revisions.

Please contact the undersigned if you have additional concerns or questions.

Very truly yours,

/s/ Richard A. Krantz
Richard A. Krantz

RAK:mab
Enclosure